

November 27, 2013

Via E-mail
Ms. Jane Nielsen
Chief Financial Officer
Coach, Inc.
516 West 34th Street
New York, NY 10001

>   Re: **Coach, Inc.**
>   **Form 10-K for Fiscal Year Ended June 29, 2013**
>   **Filed August 22, 2013**
>   **Response dated November 22, 2013**
>   **File No. 001-16153**

Dear Ms. Nielsen:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1. Your proposed disclosure in response to our prior comment 1 cites numerous factors affecting changes in the segment operating income from fiscal 2012 to fiscal 2013. However, your proposed disclosure does not quantify the incremental impact of each factor you cite. For example, in relation to the North America Operating Income, you state "the increase in net sales, which was mostly offset by higher selling expenses related to Internet sales and new store openings" but do not quantify the impacts of these items. Please expand your proposed disclosure to quantify the incremental impact of each business reason you cite, if practicable, and provide us a sample of your proposed future disclosure with your response.

Net Sales, page 33

2. In the sample disclosure included in your response to our prior comment 2, you state "the Internet business contributed high single-digit growth to our comparable store sales." Please quantify with greater precision the effect of internet sales on the overall change in your comparable store sales or tell us why you believe the proposed disclosure provides transparent insight into the effect of internet sales. Please provide us a sample of your proposed future disclosure.

Financial Statements, page 54

Note 15 – Segment Information, page 82

3. We note your response to our prior comment 4. Please tell us in greater detail how you determined that the North America Full Price and North America Factory operating segments have similar economic characteristics, such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. Please similarly tell us in greater detail how you determined that the Coach Japan and Coach International (excluding Japan) operating segments are economically similar. Please provide us with a summary of key financial information for each of these operating segments for each of the last five fiscal years and the latest interim period, as well as each subsequent fiscal year and interim period for which you have budgeting information. The key financial information for each operating segment may include, but not be limited to, net sales, gross profit, operating income, income before provision for income taxes, capital expenditures and identifiable assets. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please reconcile the information in your analysis to the amounts presented in your segment footnote or elsewhere in your financial statements.

4. In addressing the preceding comment, please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Please also explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Giugliano at (202) 551-3319, or Rufus Decker at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining